UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Commission File No. 000-30766

NETCO ENERGY INC.
(Translation of registrant's name into English)

Suite 1320, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 1G8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Netco Energy Inc. Suite 1320 - 925 West Georgia Street Vancouver BC V6C 3L2
TSX Trading Symbol: "NEI"

March 10, 2003

News Release

Netco Announces Private Placement of 15% Convertible Debentures

(Vancouver) - Donald Sharpe, President of Netco Energy Inc. (the "Company") (TSX-V: NEI), reports that the Company has arranged a non-brokered private placement with certain investors of 15% Convertible Debentures (the "Debentures") for aggregate gross proceeds of $1,000,000.

The Debentures shall have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears. All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units (the "Units") in the capital of the Company at a price of $0.30 if converted during the first two years of the Debenture or at a price of $0.33 if converted during the third year of the Debenture.

Each Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder to purchase one additional common share at a price of:

(a) $0.30 per share if the Debenture is converted after the date of issuance of the Debenture and on or before one year following the date of issuance of the Debenture;

(b) $0.40 per share if the Debenture is converted after the first anniversary of the issuance of the Debenture and on or before two years following the date of issuance of the Debenture; and

(c) $0.50 per share if the Debenture is converted after the second anniversary of the issuance of the Debenture and on or before the due date of the Debenture.

The Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

It is currently anticipated that two of the Company's directors and officers, Donald Sharpe and John Hislop, will respectively subscribe for Debentures in amounts of $212,500 and as result will be providing 42.5% of the gross proceeds to be received from the private placement.

Proceeds of the private placement will be used to further the Company's exploration drilling program in Alberta. The transaction is subject to applicable regulatory approvals.

The Company also announces that Mark Jarvis has resigned as a Director of the Company. We would like to thank Mr. Jarvis for his contributions to the Company during his tenure on the board.

For further information contact Donald Sharpe at (604) 689-8336.

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENTS OF THIS PRESS RELEASE.

FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act (British Columbia)

Material Change Report Under Section 118(1) of the Act (Alberta)

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Netco Energy Inc. (the "Company")
Suite 1320 - 925 West Georgia Street
Vancouver, BC V6C 3L2
Telephone: 604.689.8336

Item 2. Date of Material Change

State the date of the material change:

March 10, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

March 10, 2003

Vancouver, British Columbia

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has arranged a non-brokered private placement with certain investors of 15% Convertible Debentures for aggregate gross proceeds of $1,000,000.

The Company also announced the resignation of Mark Jarvis as a director of the Company.

Item 5. Full Description of Material Change

See attached Schedule "A".

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Donald Sharpe, President
604.689.8336

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10th day of March, 2003.

/s/ Donald Sharpe
Donald Sharpe, President

Schedule "A"

Netco Energy Inc. Suite 1320 - 925 West Georgia Street Vancouver BC V6C 3L2
TSX Trading Symbol: "NEI"

March 10, 2003

News Release

Netco Announces Private Placement of 15% Convertible Debentures

(Vancouver) - Donald Sharpe, President of Netco Energy Inc. (the "Company") (TSX-V: NEI), reports that the Company has arranged a non-brokered private placement with certain investors of 15% Convertible Debentures (the "Debentures") for aggregate gross proceeds of $1,000,000.

The Debentures shall have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears. All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units (the "Units") in the capital of the Company at a price of $0.30 if converted during the first two years of the Debenture or at a price of $0.33 if converted during the third year of the Debenture.

Each Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder to purchase one additional common share at a price of:

(a) $0.30 per share if the Debenture is converted after the date of issuance of the Debenture and on or before one year following the date of issuance of the Debenture;

(b) $0.40 per share if the Debenture is converted after the first anniversary of the issuance of the Debenture and on or before two years following the date of issuance of the Debenture; and

(c) $0.50 per share if the Debenture is converted after the second anniversary of the issuance of the Debenture and on or before the due date of the Debenture.

The Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

It is currently anticipated that two of the Company's directors and officers, Donald Sharpe and John Hislop, will respectively subscribe for Debentures in amounts of $212,500 and as result will be providing 42.5% of the gross proceeds to be received from the private placement.

Proceeds of the private placement will be used to further the Company's exploration drilling program in Alberta. The transaction is subject to applicable regulatory approvals.

The Company also announces that Mark Jarvis has resigned as a Director of the Company. We would like to thank Mr. Jarvis for his contributions to the Company during his tenure on the board.

For further information contact Donald Sharpe at (604) 689-8336.

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENTS OF THIS PRESS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCO ENERGY INC.

/s/ Donald Sharpe
Donald Sharpe, President

Date: March 11, 2003